Exhibit 99.1

Qiao Xing Universal Announces Continual Improvement in Gross Profit
Ratio of Indoor Phone Business Segment

     HUIZHOU, Guangdong, China, Sept. 27 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) announced today that the gross profit ratio of its indoor phone business has now reached 15%.

     Mr. Wu Rui Lin, Chainman of XING, said, “From the depths of red ink for 2002 to an average of 10% for 2003, the gross profit ratio of the indoor phone business of XING now attains 15% with its latest portfolio of products. This remarkable improvement is testimony to the success of our product line upgrades that started in 2003. Our research and development team has worked tirelessly to replace older basic models with new ones incorporating the latest technology. The result has been a series of indoor phones with value added features that customers value, of which SMS phones, wireless fixed phone, PAS phones and VOIP phones are prominent examples. These indoor phones sets, sold at prices compatible with their market positioning , are well received in the local Chinese market and abroad.”

     “With the recent launch of 13 new models of higher end mobile phones by CEC Telecom Co., Ltd (CECT), XING is on course to reach its target gross profit ratio of 14% for all business segments (mobile phones and indoor phones) combined for the second half of 2004, from 10% for the first half,” Mr. Wu added.

     About Qiao Xing Universal Telephone, Inc.

     In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO 9001 Quality System Accreditation award. The Company currently distributes over 200 models of corded and cordless telephones through an extensive network of more than 5,000 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003. For more details, please visit http://www.cosun-xing.com .

     Forward-looking statements

     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

SOURCE Qiao Xing Universal Telephone, Inc.

     -0-                09/27/2004
     /CONTACT: Rick Xiao of Qiao Xing Universal Telephone, +86-752-282-0268, or rickxiao@qiaoxing.com /
     /Web Site: http://www.cosun-xing.com /
     (XING)